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                                                                   EXHIBIT 99.1

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FOR IMMEDIATE RELEASE                                         NEWS ANNOUNCEMENT



PRINTRAK INTERNATIONAL COMPLETES ACQUISITION OF TFP INC.

     ANAHEIM, Calif., May 7, 1997 -- Printrak International Inc. (NASDAQ:
AFIS), a leading supplier of automated fingerprint identification systems
(AFIS), today reported it has completed the acquisition of TFP Inc., the nation's foremost supplier of digital mugshot systems used by law enforcement, jail and correctional agencies.

     Under terms of the deal, announced April 7, Printrak has issued 1.4 million common shares for privately-owned TFP. The transaction is being accounted for as a pooling of interests. Under the agreement, Greenville, South Carolina-based TFP will retain its name, facilities, management and staff. It will operate as a Printrak subsidiary headed by TFP's founder and president, Barry White.

Printrak/TFP Company Information

     The combined company is a leading worldwide supplier of biometric identification systems used primarily in law enforcement applications. The company provides networked fingerprint, photo imaging and automated records management systems. The company's systems serve approximately 500 national, state, county and municipal agencies in 25 countries.

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